FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

For the month of September, 2000

                              RADICA GAMES LIMITED
                 (Translation of registrant's name into English)

            Suite R, 6/F., 2-12 Au Pui Wan Street, Fo Tan, Hong Kong
                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or 40-F

     Form 20-F    X                        Form 40-F
               --------                              ---------

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

     Yes                                   No    X
         --------                             --------

     If "yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________

         Contents:
                1.  Quarterly Report for the Quarter Ended June 30, 2000
                2.  Press Release dated August 14, 2000
                3.  Press Release dated June 12, 2000

     This Report on Form 6-K shall be deemed to be incorporated by reference into the Registrant's Registration Statements on Form S-8 (No. 33-86960, No. 333-7000 and No. 333-59737) and on Form F-3 (No. 333-7526 and No. 333-79005).

                               QUARTERLY REPORT *

For the quarterly period ending June 30, 2000

Commission File Number 0-23696



                              RADICA GAMES LIMITED
               (Exact name of registrant as specified in charter)


         Bermuda                                           N/A
(Country of Incorporation)                  (I.R.S. Employer Identification No.)


            Suite R, 6/F., 2-12 Au Pui Wan Street, Fo Tan, Hong Kong
                    (Address of principal executive offices)


Registrant's telephone number, including area code:  (852) 2693 2238


     Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes __x__ No ____


     Indicate the number of shares outstanding of each of the issuer's classes of common stock, as of the latest practicable date.

               Class                                Outstanding at July 31, 2000
---------------------------------------             ----------------------------

Common Stock, par value $0.01 per share                       17,629,194


----------
* As a foreign private issuer, the registrant is not required to file reports on Form 10-Q. It intends to make voluntary quarterly reports to its stockholders which generally follow the Form 10-Q format. Such reports, of which this is one, are furnished to the Commission pursuant to Form 6-K.

                         PART I -- FINANCIAL INFORMATION
                         -------------------------------


Item 1.  Financial Statements
-----------------------------

                              RADICA GAMES LIMITED

                                    FORM 6-K

     The accompanying consolidated financial statements have been prepared by the Company, without audit, and reflect all adjustments which are, in the opinion of management, necessary for a fair statement of the results for the interim periods. The statements have been prepared in accordance with the regulations of the Securities and Exchange Commission (the "SEC"), but omit certain information and footnote disclosures necessary to present the statements in accordance with generally accepted accounting principles in the United States of America.

     These financial statements should be read in conjunction with the financial statements, accounting policies and notes included in the Form 20F for the year ended December 31, 1999 as filed with the Securities and Exchange Commission. Management believes that the disclosures are adequate to make the information presented herein not misleading.

                                               RADICA GAMES LIMITED
                                      CONSOLIDATED STATEMENTS OF OPERATIONS
                                                   (unaudited)


(US Dollars in thousands,                                 Three months ended             Six months ended
 except per share data)                                        June 30,                       June 30,
                                                    ----------------------------    ----------------------------
                                                        2000            1999            2000            1999
                                                    ------------    ------------    ------------    ------------

                                                                                                    <C
     REVENUES:
     Net sales                                            12,429          23,756          29,151          41,662
     Cost of sales                                       (18,782)        (13,683)        (30,821)        (22,809)
                                                    ------------    ------------    ------------    ------------
     Gross (loss) profit                                  (6,353)         10,073          (1,670)         18,853
                                                    ------------    ------------    ------------    ------------

     OPERATING EXPENSES:
     Selling, general and administrative expenses         (8,055)         (5,736)        (12,805)         (9,787)
     Research and development                             (1,451)         (1,152)         (2,824)         (2,192)
     Depreciation and amortization                        (1,348)         (1,238)         (2,728)         (2,174)
     Restructuring charge                                 (1,369)           --            (1,369)           --
                                                    ------------    ------------    ------------    ------------
     Total operating expenses                            (12,223)         (8,126)        (19,726)        (14,153)
                                                    ------------    ------------    ------------    ------------

     OPERATING (LOSS) INCOME                             (18,576)          1,947         (21,396)          4,700

     OTHER INCOME                                            359             244             678             356

     SHARE OF LOSS OF AFFILIATED COMPANY                    --              (322)           --              (562)

     NET INTEREST INCOME                                     158             336             478             954
                                                    ------------    ------------    ------------    ------------

     (LOSS) INCOME BEFORE INCOME TAXES                   (18,059)          2,205         (20,240)          5,448

     CREDIT (PROVISION) FOR INCOME TAXES                     703            --               692             (89)
                                                    ------------    ------------    ------------    ------------

     NET (LOSS) INCOME                              $    (17,356)   $      2,205    $    (19,548)   $      5,359
                                                    ============    ============    ============    ============

     (LOSS) EARNINGS PER SHARE - BASIC:

     Net (loss) earnings per share                  $      (0.98)   $       0.12    $      (1.11)   $       0.29
                                                    ============    ============    ============    ============

     Average number of shares outstanding             17,625,930      18,102,586      17,616,663      18,526,295
                                                    ============    ============    ============    ============

     (LOSS) EARNINGS PER SHARE
       - ASSUMING DILUTION:

     Net (loss) earnings per share and
       dilutive potential common stock              $      (0.98)   $       0.12    $      (1.11)   $       0.28
                                                    ============    ============    ============    ============

     Average number of shares and dilutive
        potential common stock outstanding            17,625,930      18,969,534      17,616,663      19,484,686
                                                    ============    ============    ============    ============

                         See accompanying notes to the consolidated financial statements.

                                        RADICA GAMES LIMITED
                                     CONSOLIDATED BALANCE SHEETS


                                               ASSETS
(US Dollars in thousands, except share data)                               June 30,     December 31,
                                                                          ----------     ----------
                                                                            2000            1999
                                                                          ----------     ----------
                                                                         (unaudited)      (audited)

CURRENT ASSETS:
Cash and cash equivalents                                                 $   20,599     $   32,159
Accounts receivable, net of allowances for doubtful accounts of $3,037 ($389 at Dec. 31, 1999) and estimated customer
  returns of $270 ($624 at Dec. 31, 1999)                                      8,883         23,750
Inventories, net of provision of $7,469 ($2,339 at Dec. 31, 1999)             27,654         24,625
Prepaid expenses and other current assets                                      3,517          4,752
Income taxes receivable                                                          391          1,257
Deferred income taxes                                                          3,667          3,667
                                                                          ----------     ----------

        TOTAL CURRENT ASSETS                                                  64,711         90,210
                                                                          ----------     ----------

PROPERTY, PLANT AND EQUIPMENT, NET                                            18,243         17,523
                                                                          ----------     ----------

INTANGIBLE ASSETS, NET                                                        12,759         14,351
                                                                          ----------     ----------

DEFERRED INCOME TAXES, NONCURRENT                                                 11             11
                                                                          ----------     ----------

        TOTAL ASSETS                                                      $   95,724     $  122,095
                                                                          ==========     ==========

                                LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Short term borrowings                                                          1,266          1,464
Accounts payable                                                               9,349         10,929
Accrued warranty expenses                                                        300          1,100
Current portion of long-term debt                                              3,648          1,399
Accrued payroll and employee benefits                                            475          2,511
Accrued advertising expenses                                                     739          1,203
Accrued sales expenses                                                         2,475            856
Commissions payable                                                              242            464
Accrued other expenses                                                         3,704          5,091
Income taxes payable                                                              79             70
                                                                          ----------     ----------

        TOTAL CURRENT LIABILITIES                                             22,277         25,087
                                                                          ----------     ----------

LONG-TERM DEBT                                                                 7,297         10,946
                                                                          ----------     ----------

        TOTAL LIABILITIES                                                     29,574         36,033
                                                                          ----------     ----------

SHAREHOLDERS' EQUITY:
Common stock
  par value $0.01 each, 100,000,000 shares authorized,
  17,629,194 shares outstanding (17,639,594 at Dec. 31, 1999)                    176            176
Additional paid-in capital                                                     1,806          1,757
Retained earnings                                                             64,204         84,100
Cumulative translation adjustment                                                (36)            29
                                                                          ----------     ----------

       TOTAL SHAREHOLDERS' EQUITY                                             66,150         86,062
                                                                          ----------     ----------

       TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                         $   95,724     $  122,095
                                                                          ==========     ==========

                  See accompanying notes to the consolidated financial statements.

                                                     RADICA GAMES LIMITED
                                       CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                                                         (unaudited)


(US Dollars in thousands)                    Common stock                                       Accumulated
                                             ------------          Additional                      other          Total
                                         Number                      paid-in       Retained     comprehensive  shareholders'
                                       of shares       Amount        capital       earnings     income (loss)     equity
                                      -----------    -----------   -----------    -----------    -----------    -----------

Balance at December 31, 1999           17,639,594    $       176   $     1,757    $    84,100    $        29    $    86,062
Cancellation of repurchased stock         (50,000)          --              (8)          (348)          --             (356)
Stock options exercised                    39,600           --              57           --             --               57
Net loss                                     --             --            --          (19,548)          --          (19,548)
Foreign currency translation                 --             --            --             --              (65)           (65)
                                      -----------    -----------   -----------    -----------    -----------    -----------

Balance at June 30, 2000               17,629,194    $       176   $     1,806    $    64,204    $       (36)   $    66,150
                                      ===========    ===========   ===========    ===========    ===========    ===========

                               See accompanying notes to the consolidated financial statements.

                                  RADICA GAMES LIMITED
                          CONSOLIDATED STATEMENTS OF CASH FLOWS
                                       (unaudited)

(US dollars in thousands)                                     Six months ended June 30,
                                                              -------------------------
                                                                  2000         1999
                                                              ------------ ------------
                                                              (unaudited) (unaudited)

                                                                           <C
Cash flow from operating activities:
Net (loss) income                                              $(19,548)   $  5,359
Adjustments to reconcile net (loss) income to net cash
provided by operating activities:
Deferred income taxes                                                --         (12)
Depreciation                                                      1,260       1,124
Amortization                                                      1,468       1,050
Decrease of goodwill resulting in adjusted acquisition price      1,384          --
Loss on disposal and write off of
  property, plant and equipment                                      17          17
Loan notes forfeited                                             (1,399)         --
Share of loss of affiliated company                                  --         562
Changes in assets and liabilities:
  Accounts receivable                                            14,802       1,249
  Inventories                                                    (3,029)         27
  Prepaid expenses and other current assets                       1,235        (264)
  Accounts payable                                               (1,580)      1,598
  Accrued payroll and employee benefits                          (2,036)     (1,624)
  Commissions payable                                              (222)       (535)
  Accrued advertising expenses                                     (464)     (1,027)
  Accrued sales expenses                                          1,619      (2,543)
  Accrued warranty expenses                                        (800)     (1,100)
  Accrued other expenses                                         (1,387)      2,460
  Income taxes                                                      875      (1,919)
                                                              ------------ ------------

Net cash provided by operating activities                        (7,805)      4,422
                                                              ------------ ------------

Cash flow from investing activities:
Proceeds from sale of property, plant and equipment                  27          21
Purchase of property, plant and equipment                        (2,024)     (1,266)
Purchase of intangible assets                                    (1,260)     (1,661)
                                                              ------------ ------------

Net cash used in investing activities                            (3,257)     (2,906)
                                                              ------------ ------------

Cash flow from financing activities:
Repurchase of common stock                                     $   (356)   $(16,145)
Funds from stock options exercised                                   57         428
Decrease in short-term borrowings                                  (198)         --
Proceeds from bank loan                                          10,945          --
Repayments of loan notes                                        (10,946)         --
                                                              ------------ ------------

Net cash used in financing activities                              (498)    (15,707)
                                                              ------------ ------------

Net decrease in cash and cash equivalents                       (11,560)    (14,191)

Cash and cash equivalents:
  Beginning of period                                            32,159      47,527
                                                              ------------ ------------

  End of period                                                $ 20,599    $ 33,336
                                                              ============ ============

Supplementary disclosures of cash flow information:
Cash paid during the period:
  Interest                                                     $    209    $     --
  Income taxes                                                       --       1,983

            See accompanying notes to the consolidated financial statements.

                              RADICA GAMES LIMITED

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                            (US dollars in thousands)
                                   (Unaudited)

1.   ORGANIZATION AND BASIS OF FINANCIAL STATEMENTS

     The Company designs, develops, manufactures and market a diverse line of electronic products including handheld and tabletop games, high-tech toys, video game controllers and peripherals, and internet enabled appliances.

     The consolidated financial statements include the accounts of the Company and all subsidiaries. Investments in affiliates, owned more than 20 percent but not in excess of 50 percent, are recorded using the equity method. All significant intra-group transactions and balances have been eliminated on consolidation.

     The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and are presented in US dollars.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Cash and cash equivalents - Cash and cash equivalents include cash on hand, cash accounts, interest-bearing savings accounts, and time certificates of deposit with a maturity at purchase date of three months or less.

     Inventories - Inventories are stated at the lower of cost, determined by the weighted average method, or market value. Provision for potentially obsolete or slow-moving inventory is made based on management's analysis of inventory levels and future expected sales.

     Depreciation and amortization of property, plant and equipment - Depreciation is provided on the straight-line method at rates based upon the estimated useful lives of the property, generally not more than seven years except for leasehold land and buildings which are 50 years or where shorter, the remaining term of the lease, by equal annual instalments. Costs of leasehold improvements and leased assets are amortized over the life of the related asset or the term of the lease, whichever is shorter.

     Upon sale or retirement, the costs and related accumulated depreciation or amortization are eliminated from the respective accounts and any resulting gain or loss is included in income.

     Intangible assets - Intangible assets primarily represent the excess of the purchase price of acquisition of a business over the fair value of the net assets acquired ("goodwill"). Intangible assets also represent cost allocated to brand names and sublicensing rights. Such assets are amortized on a straight-line basis over the period estimated to be benefited, but not to exceed 20 years. The carrying value of intangible assets is periodically reviewed by the Company and impairments are recognized when there is a permanent diminution in value.

                              RADICA GAMES LIMITED

                            (US dollars in thousands)
                                   (Unaudited)

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

     Mold costs - The Company expenses all mold costs in the year of purchase or for internally produced molds, in the year of construction.

     Revenue recognition - Revenues are recognized as sales when merchandise is shipped. The Company permits the return of damaged or defective products and accepts limited amounts of product returns in certain other instances. Accordingly, the Company provides allowances for the estimated amounts of these returns at the time of revenue recognition, based on historical experience adjusted for known trends.

     Investments - Debt securities which the Company has both the positive intent and ability to hold to maturity are classified as held-to-maturity and carried at amortized cost. Debt securities which might be sold prior to maturity are classified as available-for-sale and carried at approximate fair value. Any material unrealized gains and losses related to available-for-sale investments, net of applicable taxes, are reported in other comprehensive income. The Company determines the appropriate classification of securities at the time of purchase and evaluates such classification as of each balance sheet date.

     Income taxes - Income taxes are provided based on an asset and liability approach for financial accounting and reporting of income taxes. Deferred income tax liabilities or assets are recorded to reflect the tax consequences in future years of differences between the taxable basis of assets and liabilities and the financial reporting amounts at each period end using rates currently in effect. A valuation allowance is recognized for any portion of the deferred tax asset for which realization is not likely.

     Advertising - The production costs of advertising are expensed by the Company the sooner of the first time the advertising takes place or the invoice date for the media purchase. Advertising costs associated with customer benefit programs are accrued as the related revenues are recognized.

     Foreign currency translation - Assets and liabilities of foreign currency are translated into US dollars using the exchange rates in effect at the balance sheet date. Revenues and expenses in foreign currencies are translated into US dollars using weighted-average rates prevailing during each reporting period. The impact of exchange rate changes is dealt with as a separate component of equity.

     Post-retirement and post-employment benefits - The Company does not provide
     post-retirement   benefits   other   than   pensions   to   employees   and
     post-employment benefits are immaterial.

     Warranty - Future warranty costs are provided for at the time of revenue recognition based on management's estimate by reference to historical experience adjusted for known trends.

                              RADICA GAMES LIMITED

                            (US dollars in thousands)
                                   (Unaudited)

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

     Stock options - The Company continues to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees", in accounting for its stock options. As a result, no compensation expense has been recognized as the exercise price of the Company's employee stock options equals the market price of the underlying stock at the date of grant. Pro forma disclosures of the effect on net income and earnings per share as if the Company had accounted for its employee stock options under the fair value method prescribed by Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation", are shown in note 13.

     Earnings (loss) per share - Earnings (loss) per share is based on the weighted average number of shares of common stock and dilutive potential common stock outstanding. Dilutive potential common stock results from dilutive stock options. The effect of such dilutive potential common stock on net income per share is computed using the treasury stock method. All potentially dilutive securities were excluded from the computation in loss periods as their inclusion would have been anti-dilutive.

     Use of estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts of certain assets, liabilities, revenues and expenses as of and for the reporting periods. Actual results could differ from those estimates. Differences from those estimates are reported in the period they become known.

     New Accounting Pronouncement - In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities". SFAS No. 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. The statement requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. Implementation of SFAS No. 133 is required commencing with the first quarter of 2001. The Company does not expect the adoption to have a material impact on the Company's consolidated financial statements.

     Reclassifications - Certain reclassifications have been made to prior period amounts to conform with the 2000 presentation and to comply with new SFAS's.

                              RADICA GAMES LIMITED

                            (US dollars in thousands)
                                   (Unaudited)

3.   INVENTORIES

     Inventories by major categories are summarized as follows:

                                       June 30,                December 31,
                                         2000                      1999
                                  --------------------      --------------------

Raw materials                                  $ 5,290                   $ 5,397
Work in progress                                 4,356                     5,166
Finished goods                                  18,008                    14,062
                                  --------------------      --------------------
                                              $ 27,654                  $ 24,625
                                  ====================      ====================


4.   PROPERTY, PLANT AND EQUIPMENT

     Property, plant and equipment consists of the following:


                                       June 30,                December 31,
                                         2000                      1999
                                  --------------------      --------------------

Land and buildings                            $ 12,288                  $ 12,261
Plant and machinery                              6,812                     7,385
Furniture and equipment                          6,554                     6,124
Leasehold improvements                           2,686                     2,562
Construction in progress                         1,023                         -
                                  --------------------      --------------------
     Total                                    $ 29,363                  $ 28,332
Less: Accumulated depreciation
           and amortization                   (11,120)                  (10,809)
                                  --------------------      --------------------
     Total                                    $ 18,243                  $ 17,523
                                  ====================      ====================

                              RADICA GAMES LIMITED

                            (US dollars in thousands)
                                   (Unaudited)

5.   ACQUISITION

     On June 24, 1999, the Company acquired Leda Media Products Limited ("LMP"), the leading supplier of third party video game controllers in the United Kingdom. The Company purchased LMP for approximately $16 million. The acquisition price consisted of cash payment of approximately $2.6 million, assumption of LMP net indebtedness of approximately for $1.1 million and issuance of notes payable for $12.3 million. During the quarter ended June 30, 2000, upon claiming certain breaches of warranty at LMP, the Company and the vendors of LMP mutually agreed to cancel certain loan notes such that the Company received approximately $1.4 million in consideration. The acquisition has been accounted for using the purchase method. The purchase price has been allocated to the assets acquired and liabilities assumed based on estimates of fair values as of the acquisition date. The Company recorded goodwill of $12.1 million resulting in the adjusted aggregate purchase price. The goodwill is being amortized on a straight-line basis over a fifteen year fiscal period.

     The pro forma results of operation have not been presented because the effect of the acquisition was not material to the Company's consolidated financial statements.

6.   INTANGIBLE ASSETS

     Intangible assets consist of the excess of purchase price over the estimated fair value of net assets acquired in acquisition of LMP and Girl Tech(R), and acquired use in certain cases of the Electronic Arts(TM) ("EA") brand name and XaviX(TM) sublicensing rights.

     During the quarter ended March 31, 2000, the Company announced it had entered into a licensing agreement with Shinsedai Co., Ltd. ("SSD") for the rights to use their patented XaviX(TM) technology. As part of its agreement with SSD, the Company became an exclusive sublicensing agent for the XaviX(TM) technology in the North American market for use in entertainment applications. The fair value of the exclusive sublicensing right of $1,260 has been recorded as an intangible asset, which is being amortized on a straight-line basis over a three year fiscal period.

     During the year of 1999, the Company and EA announced a strategic alliance for the extension of EA brands and game properties in the dedicated electronic handheld game category. As part of this alliance, the Company entered into a worldwide licensing agreement with EA. In an additional agreement, the Company granted EA warrants to purchase 375,000 shares of the Company common stock during the term of the agreement. The agreement with EA runs through the end of 2002. The fair value of the warrants of $667 has been recorded as an intangible asset for the acquired license. The asset is being amortized on a straight-line basis over the term of agreement.

                              RADICA GAMES LIMITED

                            (US dollars in thousands)
                                   (Unaudited)

6.   INTANGIBLE ASSETS (Continued)

     The Company purchased the assets and business of KidActive, LLC, dba Girl Tech(R) during the quarter ended April 30, 1998. KidActive, LLC, dba Girl Tech(R) was a development stage enterprise and had not traded prior to the Company's acquisition of its assets. The Company purchased the assets and business of KidActive, LLC, dba Girl Tech(R) for $2.4 million in cash plus 190,094 shares, a total of $6 million. Of this $4.5 million was capitalized as goodwill and brand name, and $1.5 million was written off immediately as purchased research and development. Goodwill and brand name are being amortized over a three year fiscal period on a straight-line basis.

     Accumulated amortization was $5,785 and $4,317 at June 30, 2000 and December 31, 1999, respectively.

7.   SHORT-TERM BORROWINGS

     As of June 30, 2000, the Company had line-of-credit agreements with various banks that provided for borrowings of up to approximately $6.7 million, including available for uncommitted credit facilities, the issuance of letters of credit and foreign currency exchange activity. Substantially all of the short-term borrowings outstanding as of June 30, 2000 and as of December 31, 1999 represent borrowings made under, or supported by, these line-of-credit. The weighted average interest rate of the outstanding borrowing was approximately 6.75% and 7% for the six months ended June 30, 2000 and 1999, respectively.

8.   INCOME TAXES

     The components of (loss) income from continuing operations before income taxes are as follows:

                                    Six months ended June 30,
                          ----------------------------------------------
                                 2000                      1999
                          --------------------      --------------------

United States                       $ (12,243)                    $ 415
International                          (7,997)                    5,033
                          --------------------      --------------------
                                    $ (20,240)                  $ 5,448
                          ====================      ====================

                              RADICA GAMES LIMITED

                            (US dollars in thousands)
                                   (Unaudited)

8.   INCOME TAXES (Continued)

     As the Company's subsidiary in the People's Republic of China ("PRC") is a sino-foreign joint venture enterprise, it is eligible for an exemption from income tax for two years starting from the first profitable year of operations and thereafter a 50 percent relief from income tax for the following three years under the Income Tax Law of the PRC. That subsidiary had its first profitable year of operations in the year ended December 31, 1997 and the 2000 effective tax rate was 12%. In addition, under the existing processing arrangement and in accordance with the current tax regulations in the PRC, manufacturing income generated in the PRC is not subject to PRC income taxes.

     The (credit) provision for income taxes consists of the following:

                                               Six months ended June 30,
                                               -------------------------
                                                  2000           1999
                                               ----------     ----------

United States
  Federal tax expense (benefit), net of
    state tax expense (benefit)                $      38      $   (22)
International
  Current income tax                                (730)         111
                                               ----------     ----------

Total (credit) provision for income tax        $   $(692)     $    89
                                               ==========     ==========

                              RADICA GAMES LIMITED

                            (US dollars in thousands)
                                   (Unaudited)

8.   INCOME TAXES (Continued)

     A reconciliation between the (credit) provision for income taxes computed by applying the statutory tax rates in the United States to income before income taxes and the actual provision (credit) for income taxes is as follows:

                                                   Six months ended June 30,
                                                   -------------------------
                                                        2000        1999
                                                   -----------    ----------

     US statutory rate                                     34%         34%
                                                   -----------    ----------

     (Credit) provision for income taxes at
       statutory rate on income                       $(6,882)    $ 1,852
     State income taxes                                     4           3
     International rate differences                      (584)     (1,715)
     Accounting losses (gains) for which
        deferred income tax cannot be recognized        2,259        (166)
     Increase in valuation allowance                    4,234        --
     Other                                                277         115
                                                   -----------    ----------
     Income tax (credit) provision                    $  (692)    $    89
                                                   ===========    ==========

     Deferred income taxes reflect the net tax effect of temporary differences between the amounts of assets and liabilities for income tax purposes compared with the respective recorded amounts for financial statement purposes. Significant components of the Company's deferred taxes assets and liabilities are as follows:

                                                     June 30,     December 31,
                                                       2000           1999
                                                  -------------   ------------

     Deferred tax assets (liabilities):
     Excess of tax over financial
          reporting depreciation                   $       67      $      67
     Tax losses                                         4,090          1,841
     Bad debt allowance                                   670            132
     Advertising allowances                               227            409
     Inventory obsolescence reserve                     1,644            355
     Accrued sales adjustments and returns                971            519
     Other                                                469            581
                                                  -------------   ------------
                                                        8,138          3,904
     Valuation allowance                               (4,460)          (226)
                                                  -------------   ------------
                                                   $    3,678      $   3,678
                                                  =============   ============

                              RADICA GAMES LIMITED

                            (US dollars in thousands)
                                   (Unaudited)

9.   LONG-TERM DEBT

     On June 24, 1999, the Company entered into a $12.3 million guaranteed loan agreement with the vendors as part of financing of the LMP acquisition. Interest on the loan notes was based on US$ LIBOR offered rate minus 130 basis points. In June 2000, the Company entered a new agreement with one of its banks. The new agreement provided for converting the guaranteed loan into a three-year term loan, and used the proceeds to retire and pay back the outstanding guaranteed loan notes in full. The Company has borrowed $10.9 million under the new loan agreement as of June 30, 2000, which bears interest at the three month Singapore Interbank Offered Rate ("SIBOR") plus 2% (8.75% at June 30, 2000). The agreement requires quarterly principal and interest payment, which matures in June 2003. Additionally, the Company has a revolving loan with the bank, which permits borrowings of up to $2 million. This revolving loan bears interest at the three month SIBOR plus 2.5%. At June 30, 2000, no amount was outstanding on this revolving loan.

     The term loan and revolving loan are secured by properties and deposits of the Company. The agreement contains covenants that, among other things, require the Company to maintain a minimum tangible net worth, gearing ratio, and other financial ratios.

     Long-term debts are as follows:

                                       June 30,      December 31,
                                    ------------     ------------
                                        2000              2000
                                    ------------     ------------


     Term loan payable              $     10,945             --
     Guaranteed loan notes                  --             12,345
                                    ------------     ------------
                                          10,945           12,345
     Less: Current portion                (3,648)          (1,399)
                                    ------------     ------------
                                    $      7,297     $     10,946
                                    ============     ============

     As of June 30, 2000, the future minimum principal payments due on long-term debt are as follows:

                          June 30,
                        ------------
                            2000
                        ------------

     2000               $      1,824
     2001                      3,648
     2002                      3,648
     2003                      1,825
                        ------------
                        $     10,945
                        ============

                              RADICA GAMES LIMITED

           (US dollars in thousands, except share and per share data)
                                   (Unaudited)

10.  COMMON STOCK

     During the six months ended June 30, 2000, the Company repurchased 50,000 shares at an average price of $7.125 per share under the Company's authorized repurchase programs. All repurchased shares were cancelled. As of June 30, 2000, approximately 0.8 million shares remain available for repurchase under the repurchase programs.

11.  RESTRUCTURING CHARGE

     During the quarter ended June 30, 2000, the Company completed a restructuring program of its worldwide operations. As part of this restructuring, the Company made a number of layoffs and organizational changes in the United States, the United Kingdom and Asia to allow the Company to streamline operations and reposition itself for future profitability. As a result, the Company recognized one time restructuring charge of $1.4 million.

12.  EARNINGS PER SHARE

     The following information shows the numbers used in computing (loss) earnings per share and the effect on (loss) income and the weighted average number of shares of dilutive potential common stock:

                                                Three months ended June 30,
                                            --------------------------------
                                                2000                 1999
                                            ------------        ------------
     Numerator for basic and diluted
       (loss) earnings per share:
       Net (loss) income                    $    (17,356)       $      2,205
                                            ============        ============

     Denominator:
       Denominator for basic
          (loss) earnings per share           17,625,930          18,102,586
       Effect of dilutive options                   --               866,948
                                            ------------        ------------
       Denominator for diluted
          (loss) earnings per share           17,625,930          18,969,534
                                            ============        ============

     Basic (loss) earnings per share:       $      (0.98)       $       0.12
                                            ============        ============

     Diluted (loss) earnings per share:     $      (0.98)       $       0.12
                                            ============        ============


     Options and warrants on 2,668,860 shares of common stock were not included in computing diluted loss per share since their effects were antidilutive.

                              RADICA GAMES LIMITED

           (US dollars in thousands, except share and per share data)
                                   (Unaudited)

12.  EARNINGS PER SHARE (Continued)

     The following information shows the numbers used in computing (loss) earnings per share and the effect on (loss) income and the weighted average number of shares of dilutive potential common stock:

                                                 Six months ended June 30,
                                            --------------------------------
                                                 2000               1999
                                            ------------        ------------
     Numerator for basic and diluted
      (loss) earnings per share:
      Net (loss) income                     $    (19,548)       $      5,359
                                            ============        ============

     Denominator:
      Denominator for basic
        (loss) earnings per share             17,616,663          18,526,295
      Effect of dilutive options                    --               958,391
                                            ------------        ------------

     Denominator for diluted
         (loss) earnings per share            17,616,663          19,484,686
                                            ============        ============

     Basic (loss) earnings per share:       $      (1.11)       $       0.29
                                            ============        ============

     Diluted (loss) earnings per share:     $      (1.11)       $       0.28
                                            ============        ============

     Options and warrants on 2,668,860 shares of common stock were not included in computing diluted loss per share since their effects were antidilutive.

13.  STOCK OPTIONS

     The Company's 1994 Stock Option Plan of employees and directors (the "Stock Option Plan") provided for options to be granted for the purchase of an aggregate of 1,600,000 shares of common stock at per share prices not less than 100% of the fair market value at the date of grant as determined by the Compensation Committee of the Board of Directors. Following approval at the annual shareholders meetings in April 1997, 1998, the meeting of the Board of Directors in June 1999 and the annual shareholders meetings in May 2000, the Stock Option Plan's aggregated common stock increased by 400,000, 800,000, 60,000 and 840,000 respectively. In total, the Stock Option Plan's aggregate common stock increased to 3,700,000 shares available for options. Options under this plan are generally exercisable ratably over three to five years from the date of grant unless otherwise provided.

                              RADICA GAMES LIMITED

           (US dollars in thousands, except share and per share data)
                                   (Unaudited)

13.  STOCK OPTIONS (Continued)

     Option activity for the six months ended June 30, 2000:-

                                                               Weighted average
                                                 Number         exercise price
                                               of shares           per share
                                            --------------      --------------
                                            (in thousands)

     Outstanding at December 31, 1999                2,000      $         7.93
     Options granted                                   663                3.00
     Options cancelled                                (329)              10.90
     Options exercised                                 (40)               1.45
                                            --------------
     Outstanding at June 30, 2000                    2,294      $         6.19
                                            ==============

     Exercisable at June 30, 2000                      880      $         7.67



     The following is additional information relating to options outstanding as of June 30, 2000:

                                          Options outstanding                           Options exercisable
                          ---------------------------------------------------   ---------------------------------
                                                             Weighted average
                                          Weighted average       remaining                       Weighted average
         Exercise            Number        exercise price       contractual         Number        exercise price
        price range         of shares         per share         life (years)      of shares          per share
        -----------         ---------         ---------         ------------      ---------          ---------
                          (in thousands)                                        (in thousands)

    $ 1.090 to 2.000             549          $     1.30             5.76             290           $    1.33
    $ 2.001 to 4.000             956                3.15             8.85             168                3.48
    $ 4.001 to 6.000               5                5.00             7.00               3                5.00
    $ 6.001 to 8.000              41                6.85             7.15              12                6.75
    $ 8.001 to 10.000             58                9.52             8.79              10                9.70
    $ 10.001 to 12.000           201               10.88             8.51             136               10.98
    $ 12.001 to 14.000           175               12.70             8.45              93               12.65
    $ 14.001 to 16.000            95               14.62             8.13              24               14.83
    $ 16.001 to 18.000           126               16.98             7.93              88               17.01
    $ 18.001 to 20.000            88               19.14             7.84              56               18.96
                           --------------                                       --------------
                               2,294          $     6.19             7.89             880           $    7.67
                           ==============                                       ==============

                              RADICA GAMES LIMITED

           (US dollars in thousands, except share and per share data)
                                   (Unaudited)

13.  STOCK OPTIONS (Continued)

     Pro forma information regarding net (loss) income and (loss) earnings per share is required by SFAS No. 123, and has been determined as if the Company had accounted for its employee stock options under the fair value method of SFAS No. 123. The weighted average fair value of stock options at date of grant was $1.68 and $4.61 per option for the six months ended June 30, 2000 and 1999, respectively. The value was estimated on the date of grant using the Black-Scholes option pricing model with the following weight average assumptions:

                                               Six months ended June 30,
                                              -------------------------
                                                   2000        1999
                                              ------------ ------------
     Expected life of options                     5 years     5 years
     Risk-free interest rate                        6.0%        5.1%
     Expected volatility of underlying stock         58%         35%
     Dividends                                        0%          0%


     The Black-Scholes option pricing models require the input of highly subjective assumptions, including the expected volatility of stock price. Because changes in subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing model does not necessarily provide a reliable single measure of the fair value of the stock options.

     If the Company had accounted for its stock option plans by recording compensation expenses based on the fair value at grant date for such awards consistent with the method of SFAS No. 123, the Company's net (loss) income and (loss) earnings per share would have been adjusted to the pro forma amounts as follows:

                                                Six months ended June 30,
                                               ---------------------------
                                                  2000              1999
                                               ----------         --------

    Pro forma net (loss) income                $ (20,140)         $ 4,720
    Pro forma (loss) earnings per share
      Basic                                        (1.14)            0.25
      Diluted                                      (1.14)            0.24

                              RADICA GAMES LIMITED

                            (US dollars in thousands)
                                   (Unaudited)

14.  CONCENTRATIONS OF CREDIT RISK AND MAJOR CUSTOMERS

     Accounts receivable of the Company are subject to a concentration of credit risk with customers in the retail sector. This risk is limited due to the large number of customers composing the Company's customer base and their geographic dispersion, though the Company's games business has two customers which accounted for more than twenty-five percent and twenty-two percent of net sales for the six months ended June 30, 2000 and three customers which accounted for more than twenty-seven percent, twenty-five percent and twelve percent of net sales in the six months ended June 30, 1999. The Company performs ongoing credit evaluations of its customers' financial condition and, generally, requires no collateral from its customers.

15.  ESTIMATED FAIR VALUE OF FINANCIAL INSTRUMENTS

     The estimated fair value of financial instruments is made in accordance with the requirements of SFAS No. 107, "Disclosures about Fair Value of Financial Instruments". The estimated fair value amounts have been determined by the Company, using available market information and appropriate valuation methodologies. The estimates presented herein are not necessarily indicative of the amounts that the Company could realize in a current market exchange.

     The carrying amounts of cash and cash equivalents, accounts receivable, accounts payable, notes payable and warrants are reasonable estimates of their fair value.

16.  PLEDGE OF ASSETS

     At June 30, 2000, the Company's term loan agreements and general banking facilities including overdraft and trade facilities were collateralized by certain leasehold land and buildings, bank balances, and inventories with a net book value of $4,708, $12,044 and $11,044, respectively.

17.  RETIREMENT PLAN

     The Company has defined contribution retirement plans covering substantially all employees. Under these plans, eligible employees may contribute amounts through payroll deductions which are 5% or more of individual salary, supplemented by employer contributions ranging from 5% to 10% of individual salary depending on the years of service. The expenses related to these plans were $120 and $89 for the six months ended June 30, 2000 and 1999, respectively.

                              RADICA GAMES LIMITED

                            (US dollars in thousands)
                                   (Unaudited)

18.  SEGMENT INFORMATION

     The Company adopted the SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information". The adoption of SFAS No. 131 did not affect results of operations or financial position, but did affect the disclosure of segment information. As a result of this change, prior periods' presentations are restated to conform to current year presentations.

     Prior to the acquisition of LMP, the Company historically operated in one principal industry segment: the design, development, manufacture and distribution of a variety of electronic and mechanical handheld and tabletop games. On June 24, 1999, the Company acquired LMP. Due to the distinct differences between the core products of LMP and the remainder of the Company, the Company has decided to operate and report on these product lines as two different business segments: Peripherals, which includes video game controllers and steering wheels and other video games accessories; and Games, which includes electronic and mechanical handheld and tabletop games.

     The Company evaluates performance and allocates resources based on income or loss from operations before interest and income taxes, not including profits and losses on the Company's investment portfolio. The accounting policies of the reportable segments are the same as those described in the summary of significant accounting policies.

                              RADICA GAMES LIMITED

                            (US dollars in thousands)
                                   (Unaudited)

18.  SEGMENT INFORMATION (Continued)

     A summary of the Company's two business segments is set forth below.

                                                 Six months ended June 30,
                                                 -------------------------
                                                   2000             1999
                                                 -------------------------
     Net sales
       Games                                     $ 25,138         $ 41,662
       Peripherals                                  4,013             --
                                                 --------         --------
     Total net sales                             $ 29,151         $ 41,662
                                                 ========         ========

     Depreciation and amortization
       Games                                     $  2,231         $  2,174
       Peripherals                                    497             --
                                                 --------         --------
     Total depreciation and amortization         $  2,728         $  2,174
                                                 ========         ========

     Segment (loss) income
       Games                                     $(16,412)        $  5,056
       Peripherals                                 (4,306)            --
                                                 --------         --------
     Total segment (loss) income                 $(20,718)        $  5,056

     Corporate and unallocated
       Interest income                                719              954
       Interest expense                              (241)            --
       Equity in net loss of
          affiliated company                         --               (562)
                                                 --------         --------
     Total consolidated (loss) income
          before income taxes                    $(20,240)        $  5,448
                                                 ========         ========

     Capital expenditures
       Games                                     $    189         $    171
       Peripherals                                    187             --
       Corporate and unallocated                    1,648            1,095
                                                 --------         --------
     Total capital expenditures                  $  2,024         $  1,266
                                                 ========         ========

                              RADICA GAMES LIMITED

                            (US dollars in thousands)
                                   (Unaudited)

18.  SEGMENT INFORMATION (Continued)

                                        June 30,     December 31,
                                         2000           1999
                                       --------       --------
     Segment assets
       Games                           $ 38,771       $ 67,347
       Peripherals                       18,179         22,589
       Corporate and unallocated         38,774         32,159
                                       --------       --------
     Total consolidated assets         $ 95,724       $122,095
                                       ========       ========

     Assets included in corporate and unallocated principally are cash and cash equivalents, investment in affiliated company and certain unallocated property, plant and equipment.

     Information about the Company's operations in different geographic areas is set forth in the table below. Net sales are attributed to countries based on the location of customers, while identifiable assets are reported based on their location.

                                            Six months ended June 30,
                                            -------------------------
                                              2000             1999
                                            --------        --------

     Net sales:
     United States and Canada               $ 23,829        $ 40,525
     Europe                                    4,950             280
     Asia Pacific and other countries            372             857
                                            --------        --------
                                            $ 29,151        $ 41,662
                                            ========        ========


                                            June 30,       December 31,
                                              2000            1999
                                            --------        --------
     Identifiable assets:
     United States and Canada               $ 28,096        $ 39,702
     Europe                                   18,998          26,485
     Asia Pacific and other countries         48,630          55,908
                                            --------        --------
                                            $ 95,724        $122,095
                                            ========        ========

                              RADICA GAMES LIMITED

                            (US dollars in thousands)
                                   (Unaudited)

19.  VALUATION AND QUALIFYING ACCOUNTS


                                            Balance at          Charged to                              Balance at
                                            beginning            cost and           Deductions /            end of
                                            of period            expenses            write-offs             period
                                            ---------            --------            ----------             ------

Six months ended June 30, 2000
     Allowances for doubtful accounts              $ 389              $ 2,821               $ (173)            $ 3,037
     Estimated customer returns                      624                  199                 (553)                270
     Provision for inventories                     2,339                5,947                 (817)              7,469
                                          ---------------     ----------------     ----------------     ---------------
                                                 $ 3,352              $ 8,967             $ (1,543)           $ 10,776
                                          ===============     ================     ================     ===============
Six months ended June 30, 1999
     Allowances for doubtful accounts              $ 446                  $ 3                 $ (5)              $ 444
     Estimated customer returns                    1,077                  312               (1,060)                329
     Provision for inventories                     2,437                    -                 (257)              2,180
                                          ---------------     ----------------     ----------------     ---------------
                                                 $ 3,960                $ 315             $ (1,322)            $ 2,953
                                          ===============     ================     ================     ===============

Item 2.  Management's  Discussion and Analysis of Financial
         Condition and Results of Operations
-----------------------------------------------------------

         The following discussion should be read in conjunction with the attached financial statements and notes thereto, and with the audited financial statements, accounting policies and notes included in the Company's Annual Report on Form 20-F for the year ended December 31, 1999 as filed with the United States Securities and Exchange Commission.

RESULTS OF OPERATIONS -- QUARTER ENDED JUNE 30, 2000
COMPARED TO THE QUARTER ENDED JUNE 30, 1999

         The following table sets forth items from the Company's Consolidated Statements of Income as a percentage of net revenues:

                                                     Three months ended June 30,
                                                     ---------------------------
                                                          2000          1999
                                                     ------------    -----------

     Net revenues                                        100.0%        100.0%
     Cost of sales                                       151.1%         57.6%
     Gross margin                                        (51.1%)        42.4%
     Selling, general and administrative expenses         64.8%         24.2%
     Research and development                             11.7%          4.8%
     Depreciation and amortization                        10.9%          5.2%
     Restructuring charge                                 11.0%           --

     Operating (loss) income                            (149.5%)         8.2%
     Other income                                          2.9%          1.0%
     Share of loss of affiliated company                    --           1.3%
     Interest income, net                                  1.3%          1.4%

     (Loss) income before income taxes                  (145.3%)         9.3%
     Credit (provision) for income taxes                   5.7%           --

     Net (loss) income                                  (139.6%)         9.3%

         The Company's total revenues for the second quarter ended June 30, 2000 were $12.4 million, compared to $23.8 million for the same period in 1999. After tax loss was $17.4 million for the second quarter ended June 30, 2000 or $0.98 per fully diluted share versus an after tax profit of $2.2 million or $0.12 per fully diluted share for the same period last year.

         The following table sets out the percentages of sales achieved from each category of products:

                                                          QUARTER ENDED JUNE 30,
                    --------------------------------------------------------------------------------------------
                                       2000                                              1999
                    --------------------------------------------    --------------------------------------------
                        % OF NET           NET        UNITS             % OF NET           NET         UNITS
PRODUCT LINES          SALES VALUE     SALES VALUE     SOLD           SALES VALUE      SALES VALUE      SOLD
------------------   ---------------- -------------- ---------       ---------------  -------------- -----------
                                              (in thousands)                                 (in thousands)

Handheld                       40.4%     $  5,025       1,092                 58.5%      $ 13,920      1,615
PlayTV                          5.3%          655          26                  0.0%            --         --
Girl Tech games                12.9%        1,603         157                  5.3%         1,248        104
ODM products                   30.4%        3,774         988                 36.2%         8,588      1,841
Peripherals                    11.0%        1,372         351                   --             --         --
                     ---------------- -------------- ---------       ---------------  -------------- -----------
Total                         100.0%     $ 12,429       2,614                100.0%      $ 23,756      3,560
                     ================ ============== =========       ===============  ============== ===========

         During the quarter the Company  took one time  charges  totaling  $10.2 million, including a restructuring charge of $1.4 million as a result of organizational changes in the U.S., U.K. and Asia to allow the Company to streamline operations and reposition itself for future profitability, plus charges of $4.3 million against inventory, $1.8 million related to certain license royalty minimums and $2.7 million in provisions against receivables and customer returns as a result of the downturn in the U.S. handheld games market. Excluding these charges the Company made an after tax loss of $7.2 million for the 3 months ended June 30, 2000. Operating margins for the quarter were negatively impacted by soft sales of handheld games resulting in a significant mix shift to lower margin sales of peripherals and closeouts. SG&A increased during the quarter as a result of the normal timing of Spring advertising expenditures.

CAPITAL RESOURCES AND LIQUIDITY

         As of June 30, 2000, the Company had $20.6 million in cash and cash equivalents, a decrease of $11.6 million from December 31, 1999. Working capital at June 30, 2000 was $42.4 million, a $22.7 million decrease from December 31, 1999. Net cash used in operating activities, investing activities and financing activities was $7.8 million, $3.3 million and $0.5 million, respectively. Investing activities, consisting primarily of purchase of property, plant and machinery and intangible assets. As of June 30, 2000, the Company had more than $6 million of various lines of credit available for use. The Company believes that its existing cash and cash equivalents and cash generated from operations are sufficient to satisfy the current anticipated working capital needs of its core business.

Item 3.  Qualitative and Quantitative Disclosures About Market Risk
         ----------------------------------------------------------

MARKET RISK DISCLOSURES
-----------------------

         The following discussion about the Company's market risk disclosures contains forward-looking statements. Forward-looking statements are subject to risks and uncertainties. Actual results could differ materially from those discussed in the forward-looking statements. The Company is exposed to market risk related to changes in interest rates and foreign currency exchange rates. The Company does not have derivative financial instruments for hedging, speculative, or trading purposes.

INTEREST RATE SENSITIVITY
-------------------------

         The Company's long-term loan agreement is based upon the US$ Singapore Interbank Offered Rate ("SIBOR") and, as such, is sensitive to changes in interest rates. The Company has not used derivative financial instruments in its indebtedness. At June 30, 2000, the result of a hypothetical one percentage change in the underlyng US$ SIBOR rates would have resulted in an approximate $0.1 million change in the annual amount of interest payable on such debt.

FOREIGN CURRENCY RISK
---------------------

         The Company has net monetary asset and liability balances in foreign currencies other than the U.S. dollar, including the Pound Sterling, the Canadian dollar, the Hong Kong dollar and the Renminbi. International distribution and sales revenues usually are made by the Company's subsidiaries in the United Kingdom and Canada, and are denominated typically in their local currency. However, the expenses incurred by these subsidiaries are also denominated in the local currency. As a result, the operating results of the Company are exposed to changes in exchange rates between the United States Dollar and the Pound Sterling or the Canadian dollar. The Company does not currently hedge its foreign exchange risk, which is not significant at this time. The Company will continue to monitor its exposure to currency fluctuations, and, where appropriate, may use financial hedging techniques in the future to minimize the effect of these fluctuations. There can be no assurance that exchange rate fluctuations will not harm the business in the future.

PART II -- OTHER INFORMATION
----------------------------

Item 1.  Legal Proceedings
--------------------------

         None.

Item 2.  Changes in Securities and Use of Proceeds
--------------------------------------------------

         None.

Item 3.  Defaults Upon Senior Securities
----------------------------------------

         None.

Item 4.  Submission of Matters to a Vote of Security Holders
------------------------------------------------------------

         None.

Item 5.  Other Information
--------------------------

         None.

Item 6.  Exhibits and Reports on Form 8-K
-----------------------------------------

         (a)  Exhibits

              None.

         (b)  Reports on Form 8-K

              None.

         Pursuant to the requirements of Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            RADICA GAMES LIMITED




Date:   September 19, 2000                  /s/ Craig D. Storey
     --------------------------             ------------------------------
                                            Craig D. Storey
                                            Chief Accounting Officer